Continental Resources, Inc.	Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

	Year Ended December 31,						Six Months Ended June 30,
	Pro forma	Historical					Pro forma	Historical
	2008	2008	2007	2006	2005	2004	2009	2009	2008
Earnings:
Net income (loss) before income taxes	$518,530	$518,530	$296,778	$252,956	$195,446	$26,816	$(21,113)	$(21,113)	$341,192
Interest expense	12,188	12,188	12,939	11,310	14,220	23,617	9,310	9,310	6,276
Pro forma adjustments:
Add reduction in revolver interest expense	11,103	—	—	—	—	—	8,296	—	—
Add interest income on excess cash	1,209	—	—	—	—	—	—	—	—
Less interest expense on notes	(24,918)	—	—	—	—	—	(12,430)	—	—
Less amorization of note costs	(775)	—	—	—	—	—	(388)	—	—

Earnings	$517,337	$530,718	$309,717	$264,266	$209,666	$50,433	$(16,325)	$(11,803)	$347,468

Fixed charges:
Interest expense	$12,188	$12,188	$12,939	$11,310	$14,220	$23,617	$9,310	$9,310	$6,276
Pro forma adjustments:
Less reduction in revolver interest	(11,103)	—	—	—	—	—	(8,296)	—	—
Add interest expense on notes	24,918	—	—	—	—	—	12,430	—	—
Add amorization of note costs	775	—	—	—	—	—	388	—	—

Fixed charges	$26,778	$12,188	$12,939	$11,310	$14,220	$23,617	$13,832	$9,310	$6,276

Ratio of earning to fixed charges	19.3	43.6	23.9	23.4	14.7	2.1	n/a	n/a	55.4